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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35232

RECEIVED MAR 01 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLFIRST BROKERAGE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 S. Charles Street
(No. and Street)

Baltimore (City) Maryland (State) 21201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Mullican 410-244-4368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark A. Mullican, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allfirst Brokerage Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Mark A. Mullican

Signature

President

Title

Notary Public

Sept 1, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- * ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- *** ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not Applicable

** None Noted

ALLFIRST BROKERAGE CORPORATION

(A wholly-owned subsidiary of Allfirst Bank)
Report of Independent Accountants on
Financial Statements
for the years ended December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Shareholder of
Allfirst Brokerage Corporation

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Allfirst Brokerage Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

Allfirst Brokerage Corporation
Statements of Financial Condition
December 31, 2001 and 2000

ASSETS	2001	2000
Cash on deposit with Allfirst Bank	$ 6,265,601	$ 2,261,403
Due from clearing broker	229,157	418,468
Investments		
Federal Agency notes	-	8,266,692
U.S. Treasury Bills	2,196,292	492,158
State taxes receivable	155,498	10,371
Other assets	324,404	202,530
Total assets	$ 9,170,952	$ 11,651,622

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 357,167	$ 179,923
Due to affiliates	1,137	107,278
Total liabilities	358,304	287,201
Stockholder's equity		
Common stock, $100 par value; authorized and issued 1,000 shares	100,000	100,000
Retained earnings	8,712,648	11,264,421
Total stockholder's equity	8,812,648	11,364,421
Total liabilities and stockholder's equity	$ 9,170,952	$ 11,651,622

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions and fees, net	$ 6,242,849	$ 9,422,903
Interest income	495,052	524,768
	6,737,901	9,947,671
Expenses		
Salaries and other personnel costs	3,546,079	2,672,943
Commissions paid to affiliate	1,582,817	1,832,452
Marketing expense	514,005	418,584
Investment services performed by affiliates	734,353	551,772
Licenses and dues	362,340	320,765
Equipment costs	54,364	44,022
Communications expense	76,714	125,462
Other operating expenses	918,456	933,966
	7,789,128	6,899,966
Income (loss) before income taxes	(1,051,227)	3,047,705
Income taxes (benefit)	(399,454)	1,211,327
Net income (loss)	$ (651,773)	$ 1,836,378

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings	Total
Balance, December 31, 1999	$ 100,000	$ 9,428,043	$ 9,528,043
Net income	-	1,836,378	1,836,378
Balance, December 31, 2000	100,000	11,264,421	11,364,421
Net loss	-	(651,773)	(651,773)
Dividend to parent	-	(1,900,000)	(1,900,000)
Balance, December 31, 2001	$ 100,000	$ 8,712,648	$ 8,812,648

The accompanying notes are an integral part of these financial statements.

Allfirst Brokerage Corporation
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income (loss)	$ (651,773)	$ 1,836,378
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Change in unrealized gain/loss on investments	66,282	(92,817)
Depreciation and amortization expense	54,907	23,485
Decrease/(increase) in due from clearing broker	189,311	(83,311)
(Decrease)/increase in due to affiliates	(106,141)	193,865
(Increase)/decrease in state income taxes receivable	(145,127)	50,844
Decrease in other assets	104,566	99,713
Increase in accrued expenses	177,244	39,830
Accretion of discount	(53,396)	(40,387)
Net cash provided by (used in) operating activities	(364,127)	2,027,600
Cash flows from investing activities		
Purchases of Federal Agency notes and U.S. Treasury bills	(5,363,478)	(8,678,001)
Maturities of Federal Agency notes and U.S. Treasury bills	11,900,000	7,500,000
Purchases of property and equipment	(268,197)	(95,217)
Net cash provided by (used in) investing activities	6,268,325	(1,273,218)
Cash flows from financing activities		
Dividend payment to parent	(1,900,000)	-
Net cash used in financing activities	(1,900,000)	-
Net increase in cash	4,004,198	754,382
Cash at beginning of year	2,261,403	1,507,021
Cash at end of year	$ 6,265,601	$ 2,261,403
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	$ 449,417	$ 848,858

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Ownership and Business

Allfirst Brokerage Corporation (the "Company"), formerly First Maryland Brokerage Corporation, is a wholly-owned subsidiary of Allfirst Bank, the principal subsidiary of Allfirst Financial Inc. ("AFI"), which is wholly-owned by Allied Irish Banks, plc ("AIB"). The Company is registered as a broker-dealer with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. The Company acts as a broker (agent) on behalf of customers in the purchase and sale of securities.

The Company's securities business has been limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. Under terms of the Company's agreement with the carrying broker-dealer, the Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

B. Commission Revenues, Net

Revenues and expenses related to securities transactions are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues, net of expenses related to purchases and sales of mutual funds on behalf of AFI's customers are included in the statements of operations on a settlement date basis. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

C. U.S. Treasury Bills and Federal Agency Notes

U.S. Treasury bills and Federal Agency notes are carried at market value and mature within one year from the date of purchase. Changes in market value from these trading securities are included in revenues. Unamortized original issue discounts on the U.S. Treasury bills are being amortized over the life of the issues at 1.82%. Accretion of these discounts is added to the amount of outstanding issues and is included as interest income.

D. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax benefits and consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized as either income or expense in the period that includes the enactment date.

The Company joins with AFI in filing a consolidated Federal income tax return. Income tax expense represents the income tax cost of including the Company's operations in such consolidated return plus state income taxes, which are paid by the Company.

E. Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at December 31, 2001 and 2000 and the reported amounts of revenues and expenses during the years ended December 31, 2001 and 2000. Actual results could differ from those estimates.

F. Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets ranging between 4 and 10 years. Maintenance and repairs are expensed as incurred, while improvements, which extend the useful life are capitalized and depreciated over the remaining life.

G. Reclassifications
Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2. Other Assets

Other assets comprise the following:

	2001	2000
Property and equipment, net of accumulated depreciation of $138,155 and $96,397 in 2001 and 2000, respectively	$ 320,977	$ 94,536
Accrued interest receivable	-	107,994
Deferred taxes receivable	3,427	-
Total other assets	$ 324,404	$ 202,530

3. Transactions with Affiliates

The Company's revenues, except for interest from U.S. Government and Agency investments, are initially collected by Allfirst Bank, which remits such amounts to the Company. The Company's operating expenses represent allocations of expenses incurred by Allfirst Bank that are determined to relate to the Company's operations. Accordingly, the Company's financial position and results of operations may not be indicative of what would have existed had the Company been operated as an unaffiliated corporation.

A summary of transactions with affiliates for the years ended December 31, 2001 and 2000 included in the accompanying financial statements is as follows:

	2001	2000
Revenues collected by Allfirst Bank	$ 6,959,756	$ 9,246,776
Expenses paid by Allfirst Bank allocated to the Company		
Current Federal income tax	(331,088)	996,933
Commissions paid to affiliate	1,582,817	1,832,452
Investment services performed by affiliates	734,352	551,772
Marketing expense	499,153	347,100
Salaries and other personnel costs	482,775	301,284
Taxes, insurance, licenses and dues	2,754	2,076
Other operating costs	402,363	660,708

The foregoing charges and credits have resulted in a net payable to affiliates of $1,137 and $107,278 at December 31, 2001 and 2000, respectively, after reflecting related net cash payments. All intercompany payables and receivables among affiliates are paid in the succeeding period.

4. Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan established by AFI and administered by Allfirst Bank which covers substantially all employees of the Company and provides monthly benefits upon retirement based on average salary and length of service. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.94% and 4.5%, respectively, in 2001 and 7.47% and 4.0%, respectively, in 2000. The 2001 and 2000 expected rate of return on long-term assets were both 10%. Pension costs for 2001 were $29,723 and for 2000 were $47,599.

The Company also participates in certain defined postretirement plans sponsored by AFI. Such plans provide medical and life insurance coverage to eligible employees and dependents based on age and length of service. Medical coverage options are the same as those available to active employees. The cost of plan coverage for retirees and their qualifying dependents is based upon a credit system that combines age and years of service. Substantially all employees become eligible for these benefits when they retire. Benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. Postretirement benefit expenses for 2001 were $29,331 and 2000 were $28,237.

The Company also participates in a defined contribution pension plan sponsored by AFI, which is in effect for substantially all full-time employees. Salaries and other personnel costs include $56,213 in 2001 and $55,422 in 2000 for such plans. The Company matches 100% of the first 3% and 50% of the next 3% of an employee's contribution.

The above employee benefit expenses are allocated to the Company based on the number of full time employee equivalents.

5. Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The rule requires that the Company maintain minimum net capital, as defined, of $250,000, and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The Company's excess net capital at December 31, 2001 was $1,660,914. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

The Company's securities business has been limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company's accounting records indicate that it did not hold funds or securities for or owe money or securities to customers at December 31, 2001. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis, and promptly transmits all customer funds and securities to the clearing broker.

6. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 is reconciled to the amount computed by applying the Federal corporate tax rate of 35% to income before income taxes as follows:

	2001	2000
Taxes at statutory rate on income before income taxes	$ (367,929)	$ 1,066,697
Permanent differences	12,913	5,275
State income taxes, net of Federal income tax benefits	(44,438)	139,355
Total income tax expense (benefit)	$ (399,454)	$ 1,211,327

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 comprises the following:

	2001	2000
Federal	$ (331,088)	$ 996,933
State	(68,366)	214,394
Total income tax expense (benefit)	$ (399,454)	$ 1,211,327

At December 31, 2001 deferred tax assets were $3,427. At December 31, 2000 deferred tax liabilities were $57,805.

7. Stock Options and Awards

Two employees of the Company were granted options to acquire AIB American Depository Shares ("ADSs") under AFI's 1997 and 1999 Stock Option Plans. The options are granted at no less than the fair market value of the stock at the date of the grant. Options granted in 1999 and 2000, with the exception of the options granted under the Allfirst Shares Plan (see below) vest one half in 24 months and one half in 36 months from the grant date and must be exercised within 10 years of the grant date or they will expire. Options granted on December 29, 1997 vested 6 months from the grant date and must be exercised within 7 years of the grant date or they will expire. AFI and an independent trustee have created a trust which has been funded with AIB ADSs acquired in the open market by the trust with the proceeds of a loan from AFI.

During 1999, Allfirst implemented an employee stock option program called Allfirst Shares which is part of the 1997 Stock Option Plan. Each full and part-time employee who was eligible for employee benefits and was employed by the Company as of May 4, 1999 received an option to purchase up to 100 AIB ADRs. The options may be exercised (i) any time after May 4, 2002 and before May 4, 2004, as long as the closing price of AIB ADRs has equaled or exceeded 150% of the exercise price for five consecutive days at any time after the grant date; or (ii) any time after May 4, 2004, regardless of the price of the ADRs. The options must be exercised within 10 years of the grant date or they will expire.

The summary of the status of the options granted to the Company's employees under AFI's stock option plans as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	35,700	$ 22.58	18,400	$ 26.55
Granted	17,000	21.65	18,000	18.88
Exercised	-	-	-	-
Forfeited	-	-	(700)	(31.67)
Outstanding at end of year	52,700	$ 22.47	35,700	$ 22.58

The Company retained the provisions of Accounting Principles Board Opinion 25 ("APB25"), "Accounting for Stock Issued to Employees," therefore, no compensation expense is recognized on the grant date because the exercise price of the stock options equaled the market value of the underlying stock on the grant date. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation", requires companies electing to retain the accounting prescribed in APB 25 to make pro forma disclosures of net income as if the fair value based method of accounting in SFAS 123 had been applied.

The fair values of stock options granted on September 20, 2001, November 3, 2000, August 14, 2000 were $7.53, $7.06 and $5.81 per share, respectively, and were estimated on the dates of the grants using a Black-Scholes option pricing model. The following weighted average assumptions were used in the option pricing model:

	Stock Options Granted on 9/20/01	Stock Options Granted on 11/3/00	Stock Options Granted on 8/14/00
Expected future dividend yield	3.14%	2.84%	2.61%
Volatility factor	0.3506	0.3874	0.3399
Risk free interest rate	4.84%	5.78%	6.24%
Expected life of options	7 years	5.5 years	5.5 years

The pro forma after tax net income (loss) of the Company that would have been reported in the statements of operations if the fair value method of accounting for stock options had been used is $(712,279) and $1,798,102, respectively, for the years ended December 31, 2001 and 2000.

8. Liabilities Subordinated to General Creditors

At December 31, 2001 and 2000, the Company had no liabilities subordinated to general creditors.

Supplemental Schedule

Allfirst Brokerage Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net capital	
Stockholder's equity	
Common stock	$ 100,000
Retained earnings	8,712,648
	8,812,648
Deduction for nonallowable assets	
Intercompany accounts with parent - cash	(5,616,507)
Due from clearing brokers	(229,157)
Other assets	(1,056,070)
	(6,901,734)
Net capital	$ 1,910,914
Aggregate indebtedness	
Payable to brokers and dealers	$ 43,058
Other liabilities	891,414
Total aggregate indebtedness	$ 934,472
Percentage of aggregate indebtedness to net capital	48.90%
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Total excess net capital	$ 1,660,914

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Allfirst Brokerage Corporation and included in the Company's unaudited Part II FOCUS filing as of the same date.

Other Information

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants on
Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Allfirst Brokerage Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Allfirst Brokerage Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002